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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            U.S. HOME SYSTEMS, INC.
                               (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    90335C100
                                (CUSIP Number)

                             U.S. Home Systems, Inc.
                        750 State Highway 121, Suite 170
                             Lewisville, Texas 75067
                           Attention: Murray H. Gross
                                 (214) 488-6300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 5, 2001
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13D
-----------------------------                     -----------------------------

CUSIP NO. 90335C100                                           Page 2 of 5
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      James D. Borschow
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY

 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      00 See (1)
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

 5                                                                  [_]
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      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            457,154 shares of common stock, $0.001 par value
                          per share (2)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY            -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             457,154 shares of common stock, $0.001 par value
                          per share (2)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10  -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      457,154 shares of common stock, $0.001 par value per share (2)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.7%
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      TYPE OF REPORTING PERSON
14
      IN
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(1)      See Item 3 for explanation.

(2) The Reporting Person beneficially owns 457,154 shares of Issuer's common stock; however, 91,431 of the shares are held in escrow pursuant to an Escrow Agreement (See Item 6) and an additional 91,431 shares are held in escrow pursuant to a Borschow Agreement (See Item 6); therefore, 182,862 of the shares held by the Reporting Person are subject to cancellation if any indemnification claims arise over the following two years pursuant to the terms and conditions of these agreements.

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                                                                     Page 3 of 5

Item 1.    Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of U.S. Home Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 750 State Highway 121, Suite 170, Lewisville, Texas 75067.

Item 2.    Identity and Background.

     This Statement is being filed on behalf of James D. Borschow (hereinafter referred to in this Statement as the "Reporting Person"). The Reporting Person's principal residence is 7334 Larchview Drive, Dallas, Texas 75240. The Reporting Person is the President of First Consumer Credit, Inc., originally a Texas limited liability company that recently converted into a Texas corporation ("FCC"). FCC is a Dallas based consumer financing company specializing in the home improvement and remodeling industry. FCC's principal business address is located at 12740 Hillcrest, Suite 240, Dallas, Texas 75230. Pursuant to the terms and conditions of an Agreement and Plan of Merger (the "Merger Agreement"), entered into on September 28, 2001 and effective as of October 5, 2001, the Issuer acquired FCC and merged FCC with and into Home Credit Acquisition, Inc., a Texas corporation and wholly-owned subsidiary of the Issuer (the "Sub"), with the Sub ceasing to exist and FCC surviving the merger. In connection with the Merger Agreement, the Reporting Person entered into an employment agreement with the Issuer to remain President of FCC until October 2, 2004 pursuant to the terms and conditions thereof.

     During the last five years, the Reporting Person has neither been convicted in a criminal proceeding, nor has such Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     The source of funds and other consideration provided for the Issuer's securities reported in this Statement are set forth in the Merger Agreement and are summarized below. Prior to closing the Merger Agreement, FCC agreed to: (i) sell certain assets to the Sub and (ii) convert from a Texas limited liability company into a Texas corporation. Pursuant to the terms and conditions of the Merger Agreement, after converting into a Texas corporation, FCC merged with and into the Sub, with the Sub ceasing to exist and FCC remaining as the surviving entity. Under the terms of the Merger Agreement, the former shareholders of FCC received an aggregate of $1,000,000 in cash and 971,000 shares of Issuer's Common Stock from Issuer in exchange for all of their shares of FCC common stock, resulting in the former FCC shareholders receiving sixteen percent (16%) of the Issuer's outstanding Common Stock following the conversion, asset sell, and merger. The Reporting Person received 457,154 shares of Issuer's Common Stock in exchange for his pro rata ownership (approximately forty-seven percent (47%)) in FCC.

Item 4.    Purpose of Transaction.

     The Reporting Person acquired the securities covered by this Statement for investment purposes.

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                                                                     Page 4 of 5

Item 5.     Interest in Securities of the Issuer.

     The Reporting Person is deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be the beneficial owner of an aggregate of 457,154 shares of the Common Stock pursuant to the Merger Agreement.

     Based upon the Issuer's stock transfer records as of October 5, 2001, there were 5,897,815 shares of the Common Stock issued and outstanding. The following chart represents the number of shares held by the Reporting Person and the percentage deemed to beneficially owned by such Reporting Person, as calculated pursuant to Rule 13d-3 of the Exchange Act as of October 5, 2001:

     --------------------------------------------------------------------
                                       Number of           Percentage of
            Reporting Person     Shares Held Indirectly      Ownership
            ----------------     ----------------------      ---------
      -------------------------------------------------------------------
         James D. Borschow               457,154                7.7%

     --------------------------------------------------------------------

     Except as set forth herein, the Reporting Person has not effected any transactions in shares of the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the Merger Agreement, FCC entered into an Escrow Agreement, effective as of October 2, 2001 (the "Escrow Agreement"), with the former shareholders of FCC (including the Reporting Person), the Issuer, and Corporate Stock Transfer, the Denver, Colorado division (the "Escrow Agent"), whereby 20% of the Issuer's shares of Common Stock issued to former FCC shareholders (aggregating 194,286 shares of Common Stock) were placed in escrow to cover any indemnification claims that may arise against FCC for two years following the merger. Pursuant to this Escrow Agreement and the Merger Agreement, FCC's aggregate liability for indemnification shall not exceed $680,000 (the fair market value of the escrowed shares on the closing date of the Merger Agreement). Additionally, each former FCC shareholder's individual liability for indemnification under the Merger Agreement shall not exceed the number of escrowed shares of each shareholder pledged thereunder. Any claims for indemnity payments under the Escrow Agreement shall be limited exclusively to Issuer's right to receive and cancel the appropriate number of escrowed shares from such shareholder. The Reporting Person's individual liability for indemnification under the Escrow Agreement is limited to his 91,431 shares of Issuer's Common Stock held in escrow thereunder.

     In addition to the Escrow Agreement, the Reporting Person entered into an agreement (the "Borschow Agreement") with the Issuer to indemnify Issuer, the Sub, or any other duly appointed Indemnitee against claims that might be asserted by Paula M. Borschow, the Reporting Person's former spouse, relating to any transactions of Reporting Person and Paula M. Borschow involving securities of FCC, its predecessors and successors, or as a result of the merger and the transactions contemplated by the Merger Agreement. The Reporting Person's individual liability for indemnification under the Borschow Agreement is limited to an additional 91,431 shares of Issuer's Common Stock that was placed in escrow with the same Escrow Agent.

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                                                                     Page 5 of 5


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer (continued).

         The Escrow Agreement and the Borschow Agreement are governed by the laws of the state of Texas and both agreements terminate two years following the closing date of the Merger Agreement. The foregoing descriptions of the terms and provisions of such agreements are provided in summary format only, and are qualified in their entirety by reference to such agreements.

Item 7.           Material to Be Filed as Exhibits.

         There are no exhibits filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  October 26, 2001


                                                     /s/ James D. Borschow
                                                     -------------------------
                                                     JAMES D. BORSCHOW